Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND

PREFERRED STOCK DIVIDENDS

LEVEL 3 COMMUNICATIONS, INC.

	Three Months Ended March 31,		Fiscal Year Ended
	2005	2004	2004	2003	2002	2001	2000
Loss from Continuing Operations Before Taxes	$(77)	$(146)	$(452)	$(771)	$(981)	$(4,373)	$(1,456)
(Earnings) Losses of Equity Investees	—	—	—	(3)	(13)	(16)	284
Interest on Debt, Net of Capitalized Interest	114	127	485	567	560	646	282
Amortization of Capitalized Interest	17	17	68	68	68	68	19
Interest Expense Portion of Rental Expense	6	6	30	34	22	20	15

Earnings (Losses) Available for Fixed Charges	$60	$4	$131	$(105)	$(344)	$(3,655)	$(856)

Interest on Debt	114	127	$485	$567	$560	$703	$635
Preferred Dividends	—	—	—	—	—	—	—
Interest Expense Portion of Rental Expense	6	6	30	34	22	20	15

Total Fixed Charges	$120	$133	$515	$601	$582	$723	$650

Ratio of Earnings to Fixed Charges	—	—	—	—	—	—	—

Deficiency	(60)	(129)	$(384)	$(706)	$(926)	$(4,378)	$(1,506)